Stradley Ronon Stevens & Young, LLP
191 North Wacker Drive, Suite 1601
Chicago, IL 60606
(312) 964-3500

July 14, 2023

VIA EDGAR

Ms. Christina DiAngelo Fettig
Division of Investment Management
Securities and Exchange Commission
100 F Street N.E.
Washington DC  20549

RE:  Alight Series Trust (File No. 811-08885)

Dear Ms. Fettig:

On behalf of the Alight Series Trust (the “Registrant”) and the sole series thereof, the Alight Government Money Market Fund (the “Fund”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission to the undersigned via telephone on April 4, 2023 and May 12, 2023, with respect to the Registrant’s report to shareholders filed on Form N-CSR for the fiscal year ended December 31, 2022 (the “Annual Report”) and related disclosures.

Each of the Staff’s comments are summarized below. The Registrant’s responses are set out immediately under the restated comment.

1.         Comment:  Please confirm that the Registrant will use the most recent Form N-CSR for all future filings of its annual reports. Please also explain whether any disclosures would have been required under the new items on Form N-CSR for this filing of the Annual Report (i.e., Items 4(i) and 4(j)).

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
July 14, 2023

Response:  The Registrant confirms it will use amended Form N-CSR (OMB Number 3235-0570) for all future filings and will include responses to Items 4(i) and 4(j), which were inadvertently excluded from the Fund’s Form N-CSR for its fiscal year ended December 31, 2022.  Had the Fund used the updated Form N-CSR, the responses for those two items would be as follows: Item 4(i): Not applicable; Item 4(j): No disclosures required.

2.        Comment:  The Staff notes that, in the Annual Report, the amount of accrued audit fees reported in the Statement of Assets and Liabilities exceeds the corresponding amount of audit fees reported in the Statement of Operations. Please explain the differences and how often these payments are settled.

Response:  The “Accrued Audit Fees” in the Statement of Assets and Liabilities includes audit and tax services incurred during the fiscal year, as well as unbilled tax services related to prior fiscal years and accrued amounts for future expenses, which thus provides the basis behind the difference in the fees reported in the Statement of Operations.

3.        Comment:  The Staff notes that, in the Annual Report, the amount of accrued trustee fees in the Statement of Assets and Liabilities exceeds the corresponding amount of trustee fees reported in the Statement of Operations. Please explain the differences and how these payments are settled.  Please also confirm if such differences will be included in separate line items or in the “Other Accrued Expenses” and/or “Miscellaneous” line items going forward.

Response:  The “Trustee” expense line item for the current fiscal year in the Statement of Operations includes $80,000 in fees paid directly to the Fund’s independent trustees, with the remaining expenses relating to costs associated with the Registrant’s fidelity bond and its directors & offices/errors & omissions insurance policy.  The “Accrued Trustee Fees” line item in the Statement of Assets and Liabilities includes approximately $7,000 related directly to the above-described insurance expenses. The remaining differences in “Accrued Trustee Fees” represent an income distribution payable for the last two days of December 2022, which was accrued due to the year-end occurring over the weekend. Going forward in future annual reports, the Fund confirms that it will specifically identify such expenses – such as the income distribution payable – in separate line items in the Statement of Assets and Liabilities and Statement of Operations.

4.        Comment:  Item 3, Instruction (1)(d)(i) of Form N-1A requires registrants that are Feeder Funds to include the aggregate expenses of the Feeder Fund and the Master Fund in a single fee table using the captions provided. In a footnote to the fee table, state that the table and example reflect the expenses of both the Feeder and Master Funds.

Response:  The Registrant confirms that the fee table includes the aggregate expenses of both the Fund (as the feeder fund) and the master fund into which the Fund invests.  In future filings, the following disclosure will be added as a footnote to the fee table in the Fund’s

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
July 14, 2023

registration statement: “The fees and expenses shown in the table above and the example that follows include the expenses of both the Fund and Treasury Money Market Master Portfolio, a series of the Master Investment Portfolio, into which the Fund invests.”

5.        Comment:  Please reconcile the expense ratios (before and after waivers) in the fee table in the Fund’s prospectus with the expense ratios reported in the Financial Highlights in the Annual Report. The total annual fund operating expenses in the prospectus fee table is stated as 0.88% and 0.85% before and after waivers, respectively. The ratio of expenses to average net assets in the Annual Report for the corresponding fiscal year is 0.86% and 0.04%, before and after waivers respectively.  The Staff also notes that, in the most recent annual report for the fiscal year ended December 31, 2022, the ratio of expenses to average net assets for the corresponding fiscal year is 0.87% and 0.60%, respectively.

Response:  To show the 0.03% contractual fee waiver by BlackRock Fund Advisors (BFA), the adviser to the Treasury Money Market Master Portfolio (the “Portfolio”), the master fund into which the Fund invests, the Fund’s prospectus dated April 29, 2022 reflected the “Total Annual Fund Operating Expenses” (before BFA fee waiver) of 0.88%, as well as the 0.03% BFA contractual waiver, resulting in a “Total Annual Fund Operating Expenses” (after BFA fee waiver) of 0.85%.  The fee table does not reflect the additional voluntary waivers described in footnote 2 to the fee table, which are intended to waive or absorb ordinary operating expenses of the Fund in an amount equal to the greater of (a) the amount by which the ordinary operating expenses exceed the aggregate per annum rate of 0.85% of the Fund’s average daily net assets attributable to the Fund or (b) an amount sufficient to ensure that the seven day yield of the Fund does not fall below 0%.

The Financial Highlights in the Fund’s prospectus dated April 29, 2022, reports the “Ratio of expenses to average net assets prior to waived fees and reimbursed expenses” as 0.86% for the fiscal year ended December 31, 2021. Such amount includes all direct expenses charged to the Fund prior to the 0.03% BFA contractual fee waiver and prior to any voluntary waivers required to arrive at the maximum allowed expense ratio cap of 0.85%. The “Ratio of net expenses to average net assets” of 0.04% also includes any additional waivers required in an amount sufficient to ensure that the seven-day yield of the Fund does not fall below 0%. These additional waivers are not reflected in the fee table but are described in footnote 2 of the fee table.

The Financial Highlights in the Fund’s prospectus dated April 28, 2023 reports the “Ratio of expenses to average net assets prior to waived fees and reimbursed expenses” as 0.87% for the fiscal year ended December 31, 2022.  Accordingly, the Fund will supplement its prospectus to reflect this 0.87% pre-waiver expense ratio in the Fund’s fee table, and to reflect that the Fund’s expense ratio after waivers and expense reimbursements will remain at 0.85% (based on the 0.03% BFA contractual fee waiver, adjusted by 0.01% due to expenses previously incurred by Alight that were recouped during the period).

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
July 14, 2023

6.        Comment:  Instruction (3) of Item 3 of Form N-1A requires registrants with fee waiver arrangements that will reduce any fund operating expenses for no less than one year from the effective date of the fund’s registration statement to disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, as well as briefly describe who can terminate the arrangement and under what circumstances. Please include disclosure requirements for this instruction in registration statements for the Registrant going forward.

Response:  Going forward, the Registrant will include this disclosure in the Fund’s prospectus. In connection with its most recent post-effective amendment to the Registrant’s registration statement, the Fund, in footnote 2 of the fee table, describes the contractual fee waiver agreed by BFA, noting the arrangement “is in effect through the close of business on June 30, 2024 and neither BFA nor the MIP can discontinue the agreement prior to July 1, 2024 without the consent of the board of trustees of MIP.”  Separately, in footnote 3 of the fee table, the disclosure describes a voluntary waiver by the Registrant’s administrator and states that such waiver “will remain in effect unless and until the Board of Trustees of the Trust approves its termination.”

7.        Comment:  The N-1A hypothetical fee table footnotes 1 and 2 describe various fees waived by the Fund. Please state the length of time of the period of the waivers reflected in the fee table. Please also confirm the numbers included in the expense example of the most recent Prospectus dated April 28, 2023, are based on the expense ratios included in the fee table in the Fund’s Prospectus.

Response:  The fee table reflects the BFA contractual fee waiver described in footnote 2 for a full year.  The voluntary fee waivers are not reflected in the fee table, but, as noted above, are described in footnote 3 of the fee table. The language in the Example section has been updated in the Fund’s most recent prospectus to read as follows: “The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses are equal to the Total Annual Fund Operating Expenses (after Fee Waiver/Expense Reimbursement) for the first year and are equal to the Total Annual Fund Operating Expenses thereafter.”

As noted above in response to comment no. 5, the Fund will file a supplement to its registration statement to clarify that the Fund’s total annual fund operating expense ratio, prior to any fee waivers or expense reimbursements, is 0.87% (which matches the expense ratio of total expenses before fee waivers and/or reimbursements set forth in the Fund’s annual report for the period ended December 31, 2022) and that its expense ratio, after fee waivers and expense reimbursements, is 0.85%. The Fund confirms that, as part of that supplement, it will update the expense example numbers accordingly to match the hypothetical expenses based on those ratios.

8.        Comment:  The two footnotes to fee table in the section of the Fund’s prospectus titled “Fees and Expenses” describes two waiver agreements – one contractual and one voluntary.  Were both waivers described in the footnotes utilized during the Registrant’s most recent fiscal year?

Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
July 14, 2023

Response:  During the fiscal year ended December 31, 2022, the Fund utilized both waivers described in the footnotes to the fee table.  In response to the Staff’s request, the Registrant has updated the disclosure in the Fund’s most recently filed registration statement in April 2023, to remove reference to the fact that the voluntary waiver was not utilized during the most recent fiscal year.

9.        Comment:  Pursuant to Rule 2a-7(h)(10) under the 1940 Act, a money market fund must post prominently on its website such fund’s schedule of investments and other fund-specific information, including daily NAV and fund flows, among other information. Please explain the location of this information on the Fund’s web site.

Response:  The information required by Rule 2a-7(h)(10) is obtained by clicking on the link titled “2A-7 Disclosures” at the bottom of the main page of the Fund’s web site: https://www.alightfinancialsolutions.com/home.htm. The link re-directs to a web page containing information about the Portfolio, located at: https://www.blackrock.com/cash/en-us/products/282879/blackrock-cash-funds-treasury-fund-institutional.  We note that the Portfolio’s web page contains all of the information required by Rule 2a-7(h)(10). As a feeder in a master-feeder structure, the Fund’s information is the same as the Portfolio with respect to WAM and WAL (Rule 2a-7(h)(10)(i)(A)), portfolio holdings (Rule 2a-7(h)(10)(i)(B)), percentage of assets invested in daily and weekly liquid assets (Rule 2a-7(h)(10)(ii)(A) and (B)) and net asset value per share (Rule 2a-7(h)(10)(iii)).  However, the Fund will include on its web site a link to its filings on the SEC website (per Rule 2a-7(h)(10)(iv)) and information on its net inflows or outflows (per Rule 2a-7(h)(10)(ii)(C)) given that such information may differ from time to time from that of its master Portfolio.

* * * *

Please do not hesitate to contact me at mgreer@stradley.com or 312-964-3505 should you have any questions or wish to discuss any of the responses presented above.

Sincerely, /s/ Mark R. Greer Mark R. Greer

cc:	Douglas Keith Jeremy Fritz Alan Goldberg